Exhibit 99.2

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT, dated as of February 11, 2013 (this “Agreement”), is by and between ModusLink Global Solutions, Inc., a Delaware corporation (the “Company”) and Handy & Harman Ltd., a Delaware corporation (“HNH” and together with the parties listed on Exhibit A hereto, the “Stockholder”).  Each of the Company and the Stockholder is referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, the Stockholder beneficially owns the number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) listed on Exhibit A hereto;

WHEREAS, on September 28, 2012, HNH delivered a letter to the Company expressing an intention to nominate director candidates (the “Nomination Letter”) for election to the Company’s Board of Directors (the “Board”) at the 2012 annual meeting of the stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Stockholder Meeting”);

WHEREAS, the Company filed a Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2012 and amended prior to the date hereof (the “Preliminary Proxy Statement”);

WHEREAS, the Stockholder filed a Preliminary Proxy Statement filed with the SEC on December 27, 2012 pertaining to HNH’s nomination of its nominees to the Board and the other matters set forth in the Preliminary Proxy Statement (as amended prior to the date hereof, the “Stockholder Preliminary Proxy Statement”); and

WHEREAS, the Company and the Stockholder have reached an agreement with respect to certain matters related to the Stockholder Meeting, including the Nomination Letter, and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Section 1.              Definitions.

Unless otherwise defined herein, for purposes of this Agreement, the following terms will have the meanings set forth below:

“Affiliate” of any Person means any Person that directly or indirectly controls, or is under common control with, or is controlled by, such Person.  As used in this definition, “control” (including with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership, member or other ownership interests, by contract or otherwise).  For purposes of this Agreement, Steel Partners Holdings L.P. shall be deemed an Affiliate of each Stockholder.

“Company Bylaws” means the Third Amended and Restated Bylaws of the Company, as currently in effect.

“Company Certificate” means the Restated Certificate of Incorporation of the Company.

“Continuing Directors Committee” means the Continuing Directors Committee of the Board, which shall be formed as soon as practicable following the Stockholder Meeting, comprised of the Continuing Directors (as defined below) and designated such powers to carry out the rights and duties of such committee described in this Agreement.

“Equity Interest” means any share of capital stock, partnership, member or similar equity interests in any Person, and any securities (including debt securities) convertible into, or exchangeable or exercisable for, any such shares, capital stock, partnership, member or similar equity interests, or any options, warrants or other rights of any kind to acquire or that are linked to the value of any such shares, capital stock, partnership, member or similar equity interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right), of such Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Investment Agreement” means that certain Investment Agreement, dated as of the date hereof, by and between the Company and Steel Partners Holdings L.P. (“SPH”).

“Nominating Committee” means the Nominating and Corporate Governance Committee of the Board or a duly constituted subcommittee thereof.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Shares” means and includes any securities of the Company the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock and all shares of Preferred Stock, by whatever name called, now owned or subsequently acquired by the Stockholder or any of its Affiliates, however acquired, whether through any share division or split, share consolidation, stock/share dividend or equivalent under Delaware law, combination, recapitalization or similar events, exercise of warrants or otherwise.

“Transfer” means any direct or indirect sale, exchange, transfer, hypothecation, gift, bequest, conveyance in trust, pledge, mortgage, grant of a security interest in, assignment, encumbrance, or other disposition of all or any portion of the Shares, including by merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise.

Section 2.                      Board of Directors Matters.

(a)           Size and Composition of the Board.

(i)           The Board, by resolution, shall fix the size of the Board at seven (7) members immediately following the Stockholder Meeting.  Warren G. Lichtenstein and Glen M. Kassan (the “Stockholder Nominees”) shall be nominated for election by the Company as the Board’s only candidates for Class I Directors (as defined in the Company Bylaws) at the Stockholder Meeting.  The Board has determined that each of the Stockholder Nominees (A) conforms with the Company’s director qualifications and (B) is an “independent director” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

(ii)           At the Stockholder Meeting, the Board shall (A) nominate the Stockholder Nominees for election as Class I Directors and will recommend a vote for the Stockholder Nominees (and include such recommendation in the Company’s proxy statement) and support and solicit proxies from the stockholders of the Company for the election of the Stockholder Nominees at the Stockholder Meeting as such, and (B) submit to the stockholders of the Company, recommend for their approval (and include such recommendation in the Company’s proxy statement) and support and solicit proxies for (i) an amendment to the Company Certificate which shall provide for the destaggering of the Board and the annual election of all directors (the “Destaggering Proposal”), with the first of such annual elections to take place at the next annual meeting following the Stockholder Meeting, and (ii) the issuance of the shares of Common Stock, the Warrants (as defined in the Investment Agreement) and the shares of Common Stock underlying the Warrants to SPH pursuant to the Investment Agreement in accordance with Nasdaq Marketplace Rule 5635(b).

(iii)         Provided that Mr. Lichtenstein is elected to the Board at the Stockholder Meeting, immediately following the issuance of the shares of Common Stock and the Warrants upon consummation of the Investment Agreement as contemplated therein, the Board shall appoint Mr. Lichtenstein as Chairman of the Board in accordance with the Company Bylaws.  Subject to and effective immediately following the issuance of the shares of Common Stock and the Warrants upon consummation of the Investment Agreement as contemplated therein, (A) Edward E. Lucente and Joseph M. O’Donnell have agreed to resign from the Board and (B) the Board has appointed Francis J. Jules and Michael J. Mardy to fill such vacancies in accordance with the Company Bylaws as Class II Directors.

(iv)         For a period terminating ten (10) days preceding the opening of the advance notice period for nominations of directors for the annual meeting of stockholders of the Company for the fiscal year ending July 31, 2013 (the “Settlement Agreement Period”), the Company agrees to take all actions necessary, including, but not limited to, the filing of proxy materials, the calling of annual or special meetings, the solicitation of proxies, the removal of directors (other than the Stockholder Nominees) and the filling of vacancies on the Board, and the Stockholder agrees to waive notice, attend meetings, execute written actions, and vote of any and all of such Stockholder’s and its Affiliates’ Shares, in each case, so as to ensure that the size of the Board shall consist of no more than seven (7) directors.

(v)          The remaining five (5) directors shall be Virginia G. Breen, and, subject to their appointment in accordance with Section 2(a)(iii), Francis J. Jules and Michael J. Mardy as Class II Directors and Jeffrey J. Fenton and Jeffrey S. Wald as Class III Directors (such directors, together with any persons (other than the Stockholder Nominees) the Nominating Committee may instead recommend for election at any special or annual meeting of the stockholders or to fill any vacancy with respect thereto, the “Continuing Directors”).  Thereafter the Continuing Directors shall be designated by the Continuing Director Committee, including in the event of any vacancy created by the removal, inability to serve or resignation of any Continuing Director.  The Company has obtained the agreement of each director of the Company who will be on the Board at the conclusion of the Stockholder Meeting to stand for re-election at the Company’s annual meeting of stockholders for the fiscal year ending July 31, 2013 if the Destaggering Proposal is approved at the Stockholder Meeting.

(vi)         During the Settlement Agreement Period, in the event of a vacancy created by (1) the removal of either of the Stockholder Nominees (other than pursuant to Section 7 hereof), (2) the inability of either of the Stockholder Nominees to serve or (3) the resignation of either of the Stockholder Nominees, the Nominating Committee shall recommend and the Board shall appoint a replacement nominee designated by the Stockholder; provided, that such director (A) conforms with the Company’s director qualifications and (B) is an “independent director” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules; provided, further, that if at any time during the Settlement Agreement Period the Stockholder and its Affiliates Transfer (other than to an Affiliate) (A) more than 4,900,000 Shares in the aggregate of the Shares owned by the Stockholder and its Affiliates immediately after the conclusion of the Stockholder Meeting (including any Shares to be acquired pursuant to the Investment Agreement), the rights set forth in this Section 2(a)(vi) shall only apply to the director seat to be held by Mr. Lichtenstein and (B) more than 9,100,000 Shares in the aggregate of the Shares owned by the Stockholder and its Affiliates immediately after the conclusion of the Stockholder Meeting (including any Shares to be acquired pursuant to the Investment Agreement), the rights set forth in this Section 2(a)(vi) shall expire and be of no further force and effect.  References in this Agreement to the Stockholder Nominees shall include their replacements.  Such share thresholds shall be adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction occurring during the Settlement Agreement Period.

(b)           Withdrawal of Nomination Letter; No Contests or Participation.  Effective as of the date hereof, the Stockholder hereby irrevocably withdraws the Nomination Letter and the Stockholder Preliminary Proxy Statement; provided, however, that the Nomination Letter shall be reinstated and shall be deemed to be valid under the Company Bylaws in the event the Investment Agreement is terminated pursuant to Section 7.1(d) or (e) thereof.  Until the earlier of (i) expiration or termination of the Settlement Agreement Period or (ii) fifteen (15) days after written notice of a material breach of any of the covenants, obligations or agreements by the Company under this Agreement, the Investment Agreement, the Registration Rights Agreement (as defined in the Investment Agreement) or the Warrants  is provided to the Company by the Stockholder (unless such breach is cured within such fifteen (15) day period) (such date the “Standstill Termination Date”), the Stockholder shall not, and shall cause its Affiliates not to (A) make, or be a participant in, any “solicitation” of proxies to vote or consent, or seek to advise or influence any person with respect to the voting of, any securities of the Company, submit, directly or indirectly, any nomination of directors pursuant to Rule 14a-11 under the Exchange Act or be or become a “participant” in any “election contest” with respect to the Company (all within the meaning of Section 14 of the Exchange Act), (B) submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration or (C) call any special meeting of the stockholders of the Company for any purpose, in each case other than for the purpose of effecting the election of the Stockholder Nominees or any Continuing Director, or the other matters set forth in Section 2(a)(ii) hereof, in accordance with the terms of this Agreement.

(c)           Failure to Designate a Board Member.  During the Settlement Agreement Period, in the event that the Stockholder fails to recommend a replacement director (whether or not appointed to the Board) pursuant to Section 2(a)(vi) above within thirty (30) days of the date of the actual occurrence of a vacancy as set forth therein, such replacement director may designated by the Nominating Committee.

(d)           No Liability for Election of Recommended Directors.  No Party, nor any Affiliate of any such Party, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Party have any liability as a result of voting for or executing any written action consenting to any such designee in accordance with the provisions of this Agreement.

Section 3.               Stockholder Meeting.

(a)           The Company agrees to use its reasonable best efforts to hold the Stockholder Meeting as promptly as reasonably practicable, and in any event by no later than April 30, 2013.

(b)           At the Stockholder Meeting, the Stockholder agrees to appear in person or by proxy and vote or cause to be voted all Shares in favor of (i) the election of the Stockholder Nominees and (iii) the other matters referred to in Section 3(c) below as recommended by the Board for approval of the stockholders of the Company (the “Other Matters”).

(c)           The Parties acknowledge and agree that the only proposals that may be presented by the Company for consideration at the Stockholder Meeting are (i) election of the Stockholder Nominees, (ii) adoption of the Destaggering Proposal, (iii) approval, on an advisory basis, of the compensation of the Company’s named executive officers, as set forth in the Preliminary Proxy Statement, (iv) ratification of the Company’s independent registered public accounting firm for the current fiscal year, as set forth in the Preliminary Proxy Statement, and (v) the issuance of the shares of Common Stock, the Warrants and the shares of Common Stock underlying the Warrants to SPH pursuant to the Investment Agreement.

(d)           At any subsequent annual or special meeting of stockholders of the Company (or adjournments or postponements thereof) prior to the end of the Settlement Agreement Period, the Stockholder agrees to vote or cause to be voted all Shares in favor of the election to the Board of those director nominees nominated for election by the Nominating Committee or the Board in accordance with this Agreement and against the removal of any directors whose removal is not recommended by the Board.

Section 4.               Proxies.  Neither the Stockholder nor any of its Affiliates shall grant any proxy or enter into or agree to be bound by any voting trust with respect to any voting securities of the Company held by him, her or it, which conflicts or is inconsistent in any manner with the provisions of this Agreement, nor shall the Stockholder or any of its Affiliates enter into any stockholders agreement or other arrangement of any kind with respect to the voting securities of the Company now held or hereafter acquired by him, her or it, which conflicts or is inconsistent in any manner with the provisions of this Agreement.

Section 5.               Standstill.

(a)           During the period commencing on the date hereof and ending on the second anniversary of the date hereof (the “Share Acquisition Period”), without the prior consent of a majority of the Continuing Directors, neither the Stockholder nor any of its Affiliates shall acquire, or propose to acquire, “beneficial ownership” (as defined in Section 13(d) of the Exchange Act) of any equity securities, or rights or options to acquire any such securities (through purchase, exchange, conversion or otherwise), of the Company, including derivative securities representing the right to vote or economic benefits of any such securities, provided that the Stockholder and its Affiliates shall be permitted to acquire an additional 1,405,374 shares of Common Stock of the Company (as adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction prior to the expiration of the Share Acquisition Period) (the “Additional Shares”), provided, further, that the Stockholder and its Affiliates ownership in the outstanding Common Stock of the Company shall not exceed thirty percent (30%) of the then outstanding Common Stock when combined with other Equity Interests of the Company beneficially owned by HNH, the Stockholder or any of their respective Affiliates as of the date hereof (after giving effect to the transactions contemplated by the Investment Agreement (excluding the issuance or exercise of the Warrants)) (which, for purposes of such calculation, shall include shares of Common Stock issuable upon conversion of then-outstanding preferred stock) (the “30% Cap”) during the Share Acquisition Period, provided, however, that, notwithstanding the foregoing restrictions (including, without limitation, the 30% Cap), the Stockholder and its Affiliates (including HNH) shall be permitted to acquire (i) the Additional Shares, (ii) the Common Stock underlying the Warrants set forth and in accordance with the terms of the Warrants and (iii) securities as a result of, or offered pursuant to, any share division or split, share consolidation, stock/share dividend or equivalent under Delaware law, combination, recapitalization, rights offering or similar events.  Notwithstanding the foregoing, in the event that the number of outstanding shares of Common Stock is either increased or decreased (other than in the case of buy-back of Common Stock made available by the Company to all of the stockholders of the Company) after the date hereof (other than in connection with the exercise of the Warrants), the number of Additional Shares that the Stockholder and its Affiliates shall be permitted to acquire shall be increased or decreased, as applicable, proportionate to the increase or decrease, as applicable, in total outstanding shares of Common Stock.

(b)           In addition to the waiver granted by the Board under Section 203 of the Delaware General Corporation Law referenced in Section 3.2(c) of the Investment Agreement (and effective as of the consummation of the issuance of Common Stock and the Warrant contemplated by the Investment Agreement), the Stockholder hereby formally requests and the Board has granted a waiver and exemption to the Stockholder and its Affiliates under and in accordance with that certain Tax Benefit Preservation Plan, dated as of October 17, 2011, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended by Amendment No. 1 to Tax Benefit Preservation Plan, dated as of March 21, 2012, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Tax Plan”), and otherwise modified that certain Rights Agreement, dated as of March 21, 2012, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Plan”, and together with the Tax Plan, the “Rights Agreements”) (and which waivers, exemptions and modifications shall terminate and revert back, as applicable, automatically in the event this Agreement or the Investment Agreement are terminated prior to the consummation of the issuance of such Common Stock and Warrant), to permit (x) the entering into of this Agreement and the Investment Agreement, and (y) subject to the consummation of the issuance of Common Stock and the Warrant contemplated by the Investment Agreement, the acquisition of the securities permitted to be acquired pursuant to Section 5(a), provided that for the avoidance of doubt, such waivers, exemptions and modifications to the Rights Agreements, as applicable, shall not expire upon expiration of the Share Acquisition Period as they relate to the acquisition of the Additional Shares, the Common Stock underlying the Warrants (set forth and in accordance with the terms of the Warrants) and any securities acquired pursuant to subclause (iii) of Section 5(a).

(c)           Notwithstanding anything in this Agreement to the contrary, in no event shall the Stockholder and its Affiliates be permitted to acquire shares of Common Stock or other securities or instruments in accordance with Section 5(a) that would result in an “ownership change” of the Company for purposes of Section 382 of the Internal Revenue Code of 1986, as amended.

(d)           For the avoidance of doubt, any such waiver shall not restrict the ability of the majority of the members of the Continuing Directors Committee or, if there are less than three (3) Continuing Directors, the majority of the directors on the Board who are independent and disinterested as to such matters at such time, to put in a place, a new stockholders’ rights plan (which authority is hereby irrevocably devolved to such Continuing Directors Committee and directors), provided that such new plan continues to permit the Stockholder and its Affiliates to purchase the additional securities permitted by this Agreement under Section 5(a) during or following the Share Acquisition Period (including, with respect to the Warrants, at all times prior to the expiration thereof).

Section 6.               Issuances and Transfers of Shares.

(a)           In the event of any issuance or Transfer to, or purchase or other acquisition by, the Stockholder or any of its Affiliates of shares of the Company’s voting securities hereafter (including, without limitation, through any share division or split, share consolidation, stock/share dividend or equivalent under Delaware law, combination, recapitalization, rights offering or similar events, exercise of warrants or otherwise), such shares shall become subject to this Agreement.

(b)           Upon any Transfer, whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right or the imposition of a restriction on disposition or voting, of Shares to an (i) Affiliate, or (ii) Person with whom the Stockholder has formed or joined a “group” within the meaning of Section 13(d)(3) of the Exchange Act (each, a “Transferee”), such Transferee shall, as a condition to such Transfer, execute a supplementary agreement with the Company agreeing to be bound by the terms and conditions of this Agreement to the same extent as the Stockholder.

(c)           Any attempt to Transfer any Shares that is not in compliance with this Section 6 shall be void and of no effect.

(d)           All references to numbers or percentages of shares and dollars per share in this Agreement shall be appropriately adjusted to reflect any share issuance, division or split, share consolidation, stock/share dividend or equivalent under Delaware law, combination or other recapitalization affecting Shares occurring after the date of this Agreement.

Section 7.               Resignation Letter.  As a condition to commencement of a term on the Board (or nomination therefor), each of the Stockholder Nominees shall provide to the Company an irrevocable letter of resignation, which shall be effective upon the earliest of (a) the date upon which a court of competent jurisdiction determines that the Stockholder materially breached its obligations to consummate the Investment Agreement in accordance with its terms and (b) (i) in the case of Mr. Kassan, the date upon which the Stockholder and its Affiliates have Transferred (other than to an Affiliate) in excess of 4,900,000 Shares in the aggregate of the Shares owned by the Stockholder and its Affiliates immediately after the conclusion of the Stockholder Meeting (including any Shares to be acquired pursuant to the Investment Agreement), and (ii) in the case of Mr. Lichtenstein, the date upon which the Stockholder and its Affiliates have Transferred (other than to an Affiliate) 9,100,000 Shares in the aggregate of the Shares owned by the Stockholder and its Affiliates immediately after the conclusion of the Stockholder Meeting (including any Shares to be acquired pursuant to the Investment Agreement).  Such share thresholds shall be adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction occurring prior to the effective time of the applicable resignation letter.

Section 8.              Representations and Warranties of the Company.  The Company represents and warrants to the Stockholder that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 9.              Representations and Warranties of the Stockholder.  Each of HNH and the other parties listed on Exhibit A hereto jointly represents and warrants to the Company that (a) as of the date hereof, such Stockholder beneficially owns only the number of shares of Common Stock as described opposite its name on Exhibit A and Exhibit A includes all Affiliates of the Stockholder that own any securities of the Company beneficially or of record, (b) this Agreement has been duly and validly authorized, executed and delivered by such Stockholder, and constitutes a valid and binding obligation and agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) such Stockholder has the authority to execute this Agreement and to bind it thereto, (d) the execution, delivery and performance of this Agreement by such Stockholder does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which such Stockholder is a party or by which it is bound, (e) the responses to the questionnaire titled “Director Nominee Questionnaire in connection with the Stockholder Meeting of Stockholders” delivered to the Company by the Stockholder Nominees are true and correct in all material respects, at the date of this Agreement and (f) such Stockholder is not party to any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, whether by means of derivatives or otherwise, by such Stockholder, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company by, including but not limited to “short” positions in shares of common stock, “long” puts, “short” calls, “short” forward or swap positions, manage the risk of share price changes for, or increase or decrease the voting power of, such Stockholder with respect to the shares of any class or series of the Company, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company.

Section 10.             Mutual Non-Disparagement.

(a)           The Stockholder agrees that, during the period ending on the Standstill Termination Date, neither it nor any of its Affiliates will, and it will cause each of its Affiliates not to, directly or indirectly, in any capacity or manner, make, express, transmit speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, the Company or any of its directors, officers, Affiliates, subsidiaries, employees, agents or representatives (collectively, the “Company Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of the Company or its subsidiaries or Affiliates, or to malign, harm, disparage, defame or damage the reputation or good name of the Company, its business or any of the Company Representatives.  The foregoing shall not prevent (i) any statements made by a Stockholder Nominee in the course of his or her duties as a director; or (ii) the making of any factual statement in any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

(b)           The Company hereby agrees that, during the period ending on the Standstill Termination Date, neither it nor any of its Affiliates will, and it will cause each of its Affiliates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, any Stockholder, any Affiliate of any Stockholder or any of their respective directors, officers, subsidiaries, employees, agents or representatives (collectively, the “Stockholder Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of any Stockholder or any of its subsidiaries or Affiliates, or to malign, harm, disparage, defame or damage the reputation or good name of any Stockholder, any Stockholder’s business or any of the Stockholder Representatives.

(c)           Notwithstanding the foregoing, nothing in this Section 10 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws; provided, that such Party shall use reasonable efforts to consult with the other Parties as soon as reasonably practicable prior to making any such statement or disclosure required under the federal securities laws or other applicable laws that would otherwise be prohibited by the provisions of this Section 10 and reasonably consider any comments of such other Parties.

Section 11.            Public Announcements.  No later than the close of business on the business day following the execution of this Agreement, the Company and the Stockholder shall jointly issue the press release (the “Mutual Press Release”) announcing the terms of this Agreement in the form attached hereto as Exhibit B.  Prior to the issuance of the Mutual Press Release, neither the Company nor the Stockholder shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party.  Prior to the Standstill Termination Date, no Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under Regulation 13D under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Mutual Press Release.

Section 12.             Legend.  The Stockholder agrees with the Company that the certificates evidencing the Shares will bear the following legend, which the Company shall cause to be promptly removed in connection with any Transfer not subject to Section 6(b):

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN A SETTLEMENT AGREEMENT BETWEEN THE COMPANY AND HANDY & HARMAN LTD., DATED AS OF FEBRUARY 11, 2013.  A COPY OF SUCH SETTLEMENT AGREEMENT MAY BE OBTAINED FROM THE COMPANY UPON REQUEST.”

Section 13.             Term.  This Agreement shall be effective as of the date hereof and, except as otherwise set forth in this Agreement, including in Section 2(a) and Section 5, shall continue in effect until, and shall terminate immediately upon, the earliest to occur of (a) the written agreement of the Parties to terminate this Agreement, (b) such time as the Stockholder and its Affiliates have Transferred (other than to an Affiliate) in excess of 9,100,000 Shares (as adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction) in the aggregate (including any Shares acquired pursuant to the Investment Agreement), (c) the end of the Settlement Agreement Period (d) upon notice by either the Company or the Stockholder if the Investment Agreement is terminated in accordance with Section 7.1(d) or (e) thereof, (e) upon notice by the Company if the Investment Agreement is terminated in accordance with Section 7.1(c) thereof and (f) upon notice by either the Company or HNH if the Stockholder Nominees are not elected as directors at the Stockholder Meeting and the transactions contemplated by the Investment Agreement are not consummated.  If this Agreement is terminated pursuant to the provisions of this Section 13, this Agreement shall immediately become void and there shall be no further obligations on the part of either Party or their respective directors, officers, employees, agents or representatives, except (a) with respect to the provisions of this Section 13, 15 and 16, and (b) with respect to any liabilities or damages incurred or suffered as a result of the willful and material breach prior to such termination by the Company or the Stockholder of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement.

Section 14.             Remedies.

(a)           The Company agrees to use its commercially reasonable best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the Parties enjoy the benefits of this Agreement.  Such actions include, without limitation, the use of the Company’s commercially reasonable best efforts to cause the nomination and election of the directors as provided in this Agreement.

(b)           Each Party acknowledges and agrees that (a) the covenants, obligations and agreements of each Party contained in this Agreement relate to special, unique and extraordinary matters and (b) a violation of any of the covenants, obligations or agreements contained in this Agreement by a Party will cause the other Party irreparable injury for which adequate remedies are not available at law.  Therefore, the Parties agree that each Party shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the other Party from committing any violation of such covenants, obligations or agreements and to specifically enforce the terms of this Agreement, in addition to any other remedies available at law or in equity.  Furthermore, the Parties hereby waive, and shall use their commercially reasonable best efforts to cause their stockholders, members, partners, Affiliates and representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

(c)           All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

Section 15.            Notice.  Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be (or such other address for a Party as shall be specified by like notice):

To the Company:

ModusLink Global Solutions, Inc.
1601 Trapelo Road, Suite 170
Waltham, Massachusetts 02451
Attention: Peter L. Gray
Tel: 781-663-5024
Fax: 781-663-5095
Email: peter_gray@moduslink.com

with a copy to:

Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60610
Attention:	Mark D. Gerstein
Zachary A. Judd
Tel: 312-876-7700
Fax: 312-993-9767
Email:	mark.gerstein@lw.com
zachary.judd@lw.com

To the Stockholder:

c/o Steel Partners II, L.P.
590 Madison Avenue
New York, New York 10022
Attention:	Warren Lichtenstein
Leonard McGill
Tel: 212-520-2300
Fax: 212-520-2337
Email:	warren@steelpartners.com
len@steelpartners.com

With a copy to:

Olshan Frome Wolosky LLP
65 East 55th Street
New York, New York 10022
Attention:	Steven Wolosky
Michael R. Neidell
Tel: 212-451-2300
Fax: 212-451-2222
Email:	swolosky@olshanlaw.com
mneidell@olshanlaw.com

Section 16.            Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.  Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware state court, or federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware state or federal court.  Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each Party irrevocably consents to service of process in the manner provided for notices in Section 15.  Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by law.  Each Party irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the Company in the negotiation, administration, performance and enforcement hereof.

Section 17.            Entire Agreement.  Except for the Investment Agreement and the Registration Rights Agreement (as defined in the Investment Agreement), this Agreement contains the entire agreement by and between the Company and the Stockholder with respect to the transactions contemplated by this Agreement and supersedes all prior agreements and representations, written or oral, with respect thereto.

Section 18.            Receipt of Adequate Information; No Reliance; Representation by Counsel.  Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement.  Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party shall have no application and is expressly waived.  The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

Section 19.            Amendments and Waivers.  This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving compliance.  No delay on the part of either Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of either Party of any right, power or privilege pursuant to this Agreement, nor will any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement.  The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any Party otherwise may have at law or in equity.

Section 20.            Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of both of the Parties, and neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either Party without the prior written consent of the other Party (except for assignments by the Stockholder to any of its Affiliates, subject to compliance with Section 6).  Any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 21.            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of such Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 22.            Expenses.  Except as otherwise provided herein or in the Investment Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses.

Section 23.            Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 24.            Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto.  Counterparts delivered by electronic transmission shall be deemed to be originally signed counterparts.

Section 25.             Further Assurances.  At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first above written.

MODUSLINK GLOBAL SOLUTIONS, INC.

By:	/s/ Peter L. Gray
	Name:	Peter L. Gray
	Title:	Executive Vice President, Chief Adminstrative Officer, General Counsel and Secretary

HANDY & HARMAN LTD.

By	Steel Partners Holdings GP Inc., its general partner

By:	/s/ Warren G. Lichtenstein
	Name:	Warren G. Lichtenstein
	Title:	Chairman and Chief Executive Officer

[Signature Page to Settlement Agreement]

EXHIBIT A

Stockholder	Shares of Common Stock Beneficially Owned
Handy & Harman Ltd..	5,941,170
Steel Partners, Ltd.	60,000
Steel Partners Holdings L.P.	540,015
SPH Group LLC	540,015
SPH Group Holdings LLC	540,015
Steel Partners Holdings GP Inc.	540,015
Warren G. Lichtenstein	60,000
Glen M. Kassan	0

Total:	6,541,185